Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

September 23, 2015

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Osterweis Funds

Dear Ms. Larkin:

This correspondence is being filed in response to your September 10, 2015 oral comments regarding the Trust’s preliminary proxy solicitation materials filed by the Trust on September 1, 2015 on Schedule 14A (the “PRE14A”).  Accompanying this correspondence is the Trust’s definitive proxy solicitation materials filed with the SEC (the “DEF14A”).  The DEF14A reflects revisions made in response to your comments as well as other necessary changes.  Unless otherwise indicated, all references to page numbers herein are made with respect to the DEF14A, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the DEF14A.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.
The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust  from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

1.	On the “Notice of Special Meeting of Shareholders” with respect to Proposal No. 2, please ensure that each proposal on the proxy ballot is separate with respect to the Funds.

The Trust responds by noting that the proxy ballots will be customized and auto filled to ensure that shareholders are only asked to vote the shares of the specific funds that they hold.

2.	On page 10 of the proxy statement, please review the language to ensure subject-verb agreement.

The Trust responds by revising the language as requested.

3.	On page 12 of the proxy statement, please ensure that that ownership table only reflects “beneficial ownership” of shares as required by Item 6(d).

The Trust responds by revising the disclosure as requested.

4.	On page 13 of the proxy statement, in accordance with Item 4(a)(3), please provide the estimated total cost of the proxy solicitation.

The Trust responds by revising the disclosure as requested.

5.	On page 13 of the proxy statement, please clarify the estimated date of mailing of the proxy materials.

The Trust responds by revising the disclosure as requested.

6.	On page 15 of the proxy statement, please note that the disclosure with respect to principal executive officers of the Trust is not required.

The Trust responds by revising the disclosure as requested.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Paul Hastings LLP